Exhibit 99.2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 (In millions of U.S. dollars, except per share amounts, and in accordance with
                                   U.S. GAAP)

Overview

For almost 30 years, we have delivered the semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications.

The following discussion and analysis explains trends in our financial condition and results of operations for the three month period ended June 29, 2007, compared with the corresponding period in the previous fiscal year. This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results. You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report, and with our Annual Report for the fiscal year ended March 30, 2007.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries in which we operate, and our beliefs and assumptions. We use words such as "anticipate", "expect", "estimate", "believe", and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

      o Our dependence on the development of new products, and our ability to introduce these products to the market in a cost-effective and timely manner;

      o Our dependence on revenue generation from our legacy products in order to fund development of our new products;

      o Our ability to successfully integrate any businesses, including the pending acquisition of Legerity, as discussed elsewhere in this Management's Discussion and Analysis, and other technologies, product lines or services that we acquire in the future;

      o Our ability to achieve expected synergies related to the pending Legerity acquisition;

      o     Potential  undisclosed   liabilities  associated  with  the  pending
            Legerity acquisition, and the potential adverse effect on critical reference design partners who may object to this acquisition;

      o     Our   dependence   on  our   foundry   suppliers   and   third-party
            subcontractors;

      o     Order cancellations or deferrals by our customers;

      o Our ability to operate profitably and to generate positive cash flows in the future; o Our ability to attract and retain key employees;

      o     Risks inherent in our international operations; and

      o Other factors referenced in our Annual Report on Form 20-F for the fiscal year ended March 30, 2007.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 29, 2007

Summary of Results from Operations                        Three Months Ended
                                                         --------------------
(millions of U.S. dollars, except per share amounts)     June 29,    June 30,
                                                           2007        2006
                                                         --------    --------
Consolidated revenue:                                    $  30.6     $  38.4

Net income (loss) for the period                         $  (5.0)    $   4.2

Net income (loss) per common share:
    Basic and diluted                                    $  (0.05)   $   0.03

Weighted average common shares outstanding (millions):
    Basic                                                  127.3       127.3
    Diluted                                                127.3       127.4

Our revenue in the first quarter of Fiscal 2008 was $30.6, down 20% from revenue of $38.4 in the first quarter of Fiscal 2007. The revenue decrease in the first quarter of Fiscal 2008 as compared to the same period of the previous year was primarily driven by decreased sales volumes of our legacy communication, telecom networking, legacy ultra low-power (ULP) mixed signal, and foundry products. These declines contributed to approximately 7%, 6%, 3%, and 2%, respectively, of the decline.

In the first quarter of Fiscal 2008, we recorded a net loss of $5.0, or $0.05 per share. This compares to net income of $4.2, or $0.03 per share, in the first quarter of Fiscal 2007. The net loss in the first quarter of Fiscal 2008 was driven primarily by low revenue in the quarter as compared to the same period of Fiscal 2007. We also had severance costs of $0.9 and contract impairment and other costs of $0.5 in the period related to headcount reductions in our Caldicot facility. This compared to severance costs of $0.4 and contract impairment and other costs of $nil in the same period of Fiscal 2007. The income in the first quarter of Fiscal 2007 was driven primarily strong revenue and margins in the quarter.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows:

                                           Three Months Ended
                                    ---------------------------------
                                    June 29,  % of    June 30,  % of
(millions of U.S. dollars)             2007   Total     2006    Total
                                    --------  -----    ------   -----

Revenue:
Europe                               $  11.8    38%   $  15.5    40%
Asia / Pacific                          10.6    35%      11.5    30%
United States                            6.4    21%       9.7    26%
Canada                                   0.9     3%       1.2     3%
Other Regions                            0.9     3%       0.5     1%
                                     -------   ---    -------   ---
Total                                $  30.6   100%   $  38.4   100%
                                     =======   ===    =======   ===
Europe

European revenue decreased by 24% in the first quarter of Fiscal 2008 as compared to the same period of Fiscal 2007. The decrease in revenue was due mainly to lower sales volumes of our telecom networking and legacy communication products, which accounted for decreases of approximately 14% and 7%, respectively.

Asia/Pacific

Asia/Pacific revenue in the first quarter of Fiscal 2008 was $10.6, down 8% compared with revenue in the same period of Fiscal 2007. The decrease was driven primarily by lower sales volumes of our audiologic and legacy communication products, which accounted for decreases of approximately 5% and 5%, respectively.

United States

Revenue from customers in the United States decreased by 34% to $6.4 during the first quarter of Fiscal 2008 as compared to the first quarter of Fiscal 2007, due mainly to lower sales volumes of our legacy ULP mixed signal, legacy communication, and telecom networking products, which accounted for decreases of approximately 10%, 8% and 8%, respectively.

Canada

Canadian revenue in the first quarter of Fiscal 2008 decreased by $0.3 as compared to the same period in Fiscal 2007, primarily due to lower sales volumes of our foundry products.

Other Regions

For the three months ended June 29, 2007, revenue from customers in other regions increased to $0.9 as compared to $0.5 in the three months ended June 30, 2006, due mainly to higher sales volumes of our telecom networking products.

GROSS MARGIN

                                                           Three Months Ended
                                                       -------------------------
                                                        June 29,        June 30,
                                                         2007             2006
                                                        --------        --------
(millions of U.S. dollars)

Gross Margin                                            $ 13.2           $ 22.3

As a percentage of revenue                                  43%              58%

Gross margin in the three month period ended June 29, 2007, was 43%, a decrease of fifteen percentage points as compared to the same period in Fiscal 2007, due mainly to a change in product mix. We also had lower recoveries of fixed operations costs in Fiscal 2008 as compared to the same period of Fiscal 2007, due in part to a yield issue for one of our foundry customers, whereby a customer redesign adversely impacted our production in the first quarter of Fiscal 2008. Gross margin in the first quarter of Fiscal 2008 also included severance costs of $0.9 related to headcount reductions in our Caldicot facility, as we ceased manufacturing of certain of our legacy hybrid products in this site during the period. We incurred severance costs of $0.4 in the same period of Fiscal 2007 which were included in gross margin.

OPERATING EXPENSES

Research and Development (R&D)

                                                             Three Months Ended
                                                             ------------------
                                                             June 29,   June 30,
(millions of U.S. dollars)                                     2007       2006
                                                             --------   --------

R&D expenses - gross                                         $   9.6    $  10.7
Less: NREs and government assistance                            (0.8)      (1.2)
                                                             -------    -------
R&D expenses                                                 $   8.8    $   9.5

As a percentage of revenue                                        29%        25%

R&D expenses decreased by 7%, or $0.7, in the first quarter of Fiscal 2008 from the same period in Fiscal 2007, due mainly to lower activity due to the sale of the assets of our packet switching product line in the third quarter of Fiscal 2007. These expense decreases were partially offset by lower reimbursements of NRE's and government assistance in the first quarter of Fiscal 2008 as compared to the same period of the previous year.

During Fiscal 2007, we entered into an agreement with the Government of Canada through Technology Partnerships Canada, which will provide partial funding for one of our research and development projects. This agreement will provide funding for reimbursement of up to $6.8 ($7.2 million Cdn) of eligible expenditures. During the three months ended June 29, 2007, we recorded government assistance of $0.6 related to this agreement, as compared to $nil in the same period of Fiscal 2007, which resulted in reducing our research and development expenses by these amounts in these periods. To date, we have recognized reimbursement of expenses under this agreement totaling $2.3.

Our R&D activities focused on the following areas:

      o Ultra low-power integrated circuits and modules supporting short-range wireless communications for healthcare applications such as implantable medical devices, swallowable camera capsules, and personal area communications devices;

      o Timing, including (i) Network Synchronization (traditional timing) - Digital and Analog Phase Lock Loops (PLL) solutions for T1/E1 to SONET/SDH equipment requiring accurate and standards driven timing and synchronization; and (ii) Timing over Packet - Meeting network convergence solutions for applications requiring Circuit Switched Traffic over Packet Domains;

      o Voice Processing Solutions - Low, medium and high-density voice echo cancellation solutions meeting G.168 standards for wireless, wired and enterprise segments;

      o Parallel optical modules for high speed, short reach interconnect applications, providing customers with lower power consumption, more compact, more cost effective, and denser fiber optic interconnect solutions; and

      o Optoelectronic physical-layer integrated circuits, providing communications systems customers with the ability to implement and easily manage high capacity, lower-power fiber-optic interconnect links.

Our medical and industrial wireless product strategies comprise a blend of Application Specific Standard Products (ASSPs) and custom design and development. These strategies allow us to develop highly differentiated custom designs from our intellectual property for our key customers, and furthermore, by enjoying close relationships with market leaders, it ensures that we are investing wisely in developing the right standard products. For custom designs, we receive Non-Recurring Engineering (NRE) reimbursements, which are recorded as recoveries of R&D expenditures. These NRE's are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.

Selling and Administrative (S&A)

                                                           Three Months Ended
                                                         ---------------------
                                                         June 29,     June 30,
(millions of U.S. dollars)                                 2007        2006
                                                         --------    ---------
S&A Expenses                                               $ 10.1      $ 10.0

As a percentage of revenue                                     33%        26%

S&A expenses were $10.1 in the first quarter of Fiscal 2008 as compared to $10.0 in the same period in Fiscal 2007. S&A expenses in the first quarter of Fiscal 2008 include stock compensation expense of $0.4 as compared to $0.3 in the same period of the previous year.

Stock Compensation Expense

Effective April 1, 2006, at the beginning of Fiscal 2007, we adopted SFAS 123R, Share-Based Payment, and began expensing the fair value of stock-based awards to employees under the provisions of SFAS 123R. Prior to this date, we recorded stock compensation expense using the intrinsic value method. Under this method, fixed stock compensation expense is recorded in instances where the option exercise price is set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award. On March 20, 2006, we accelerated all stock options with exercise prices equal to or greater than Cdn $4.00 and U.S. $3.48 per share. The accelerations resulted in eliminating our stock compensation expense in future years related to these options.

As a result of adopting SFAS 123R in Fiscal 2007, stock compensation expense was recorded as follows:

                                                     June 29,   June 30,
                                                       2007       2006
                                                     --------   --------
Selling and administrative                              $0.4      $0.3
Research and development                                 0.1        --
                                                                  ----
                                                        ----      ----
                                                        $0.5      $0.3
                                                        ====      ====

As at June 29, 2007, total unrecognized compensation cost related to nonvested awards was $4.7, and the weighted-average period over which this expense is expected to be recognized is approximately three years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, share prices, option prices, share price volatility, the risk free interest rate, and expected option lives.

Contract Impairment and Other

In the first quarter of Fiscal 2008, we incurred contract impairment and other costs of $0.5, relating primarily to excess space resulting from the workforce reductions in our Caldicot facility which are discussed elsewhere in this Management's Discussion and Analysis.

NON-OPERATING INCOME AND EXPENSE

Interest Income

Interest income for the three months ended June 29, 2007 was $1.5, as compared to $1.1 in the three months ended June 30, 2006. The increase was mainly due to higher interest rates in Fiscal 2008.

Foreign Exchange Gains and Losses

Foreign exchange losses in the first quarter of Fiscal 2008 were $0.3 as compared to gains of $0.1 for the same period in Fiscal 2007. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, and according to month-end market rates.

INCOME TAXES

We have recorded an income tax recovery of $nil in the first quarter of Fiscal 2008, compared with a recovery of $0.2 in the first quarter of Fiscal 2007. The income tax recovery in Fiscal 2007 relates to recoveries on settlement of outstanding tax audits, net of tax expense of $0.1.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance as of June 29, 2007, of $213.1 (March 30, 2007 - $193.5). The increase in the valuation allowance relates primarily to changes in the statutory tax reporting currencies of our company and certain of our subsidiaries and additional losses and changes in temporary differences in certain foreign jurisdictions.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

NET INCOME (LOSS)

We recorded a net loss of $5.0, or $0.05 per share, in the first quarter of Fiscal 2008. This compares to net income of $4.2, or $0.03 per share, in the same period of Fiscal 2007. The net loss in the first quarter of Fiscal 2008 was driven by low revenues and margins in the period, as well as severance costs of $0.9, and contract impairment and other costs of $0.5, which are discussed elsewhere in this Management's Discussion and Analysis. The net income in the first quarter of Fiscal 2007 was driven mainly by strong revenues and margins in the period.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at June 29, 2007 was cash, cash equivalents and short-term investments totaling $106.1 (March 30, 2007 - $114.6). Included in these amounts as at June 29, 2007, were cash and cash equivalents of $102.8 (March 30, 2007 - $111.3), and short-term investments of $3.3 (March 30, 2007 - $3.3).

Operating Activities

Cash used in operating activities during the three months ended June 29, 2007, was $6.8, as compared to $6.9 used in the same period of Fiscal 2007.

Cash used in operating activities before working capital changes was $3.5 for the three months ended June 29, 2007, as compared to cash provided of $5.4 in the first three months of Fiscal 2007. Cash used in operations in Fiscal 2008 resulted primarily from the net loss during the period. Since March 30, 2007, our non-cash working capital increased by $3.3, mainly as a result of the following:

      o a decrease in payables and accrued liabilities totaling $3.9, driven mainly by incentive compensation payments; and

      o an increase in inventories of $1.3 to accommodate expected shipments in the second quarter of Fiscal 2008;

partially offset by

      o a decrease in trade accounts and other receivables of $1.7 due mainly to lower amounts owing under a foundry supply and wafer sourcing agreement.

In comparison, our non-cash working capital increased by $12.3 during the first three months of Fiscal 2007, primarily as a result of the following:

      o a decrease in payables and accrued liabilities totaling $8.0, driven mainly by net amounts paid to Intel of approximately $3.9 in conjunction with a transition services agreement entered into following the sale of our RF Front-End Consumer Business in Fiscal 2006. We also had a reduction in our provisions for exit activities of $3.4 due mainly to a payment on a design tool contract, and incentive compensation payments of approximately $2.9;

      o an increase in trade and other accounts receivable of $2.8 due in part to the timing of sales and collections during the quarter; and

      o an increase in inventories of $2.0 to accommodate expected sales demand in the second quarter of Fiscal 2007.

Investing Activities

o Cash used in investing activities during the three months ended June 29, 2007 was $0.7, resulting from expenditures for fixed assets related primarily to information technology related assets and production equipment.

Cash provided from investing activities was $17.1 for the three months ended June 30, 2006, primarily from the following:

      o     the maturity of short-term investments totaling $24.6;

partially offset by

      o     the acquisition of the Primarion business for $7.1; and

      o net expenditures for fixed assets totaling $0.4, related primarily to improvements to information technology resources.

In conjunction with the sale of the Systems business in Fiscal 2001, we obtained ownership of 10,000,000 common shares of Mitel. In Fiscal 2002, we acquired a put right on these shares as a result of conditions obtained by a new investor in Mitel. On May 10, 2006, Mitel filed a registration statement with the SEC and a preliminary prospectus with Canadian securities regulators in preparation for an initial public offering. On July 14, 2006, we, along with other investors, agreed to postpone our put right in Mitel shares from September 1, 2006 to May 1, 2007. On April 26, 2007, Mitel announced a proposed merger agreement with Inter-Tel (Delaware) Incorporated (Inter-tel). In contemplation of Mitel's proposed merger transaction with Inter-Tel, and Mitel's related refinancing arrangements, we and other put right holders have agreed to amend our put rights. On May 30, 2007, our put right was amended to provide that between May 2, 2007, and November 1, 2007, we will only exercise our put right at a price of $1.29 per share if and when the proposed merger transaction and related refinancing by Mitel closes. If the merger transaction has not been completed on or prior to November 1, 2007, our put right is exercisable for 90 days following November 2, 2007, at a price of $2.68 (Cdn$2.85) per share, which represents the original put right price and exercise period. Our put right continues to be only exercisable in conjunction with, or upon agreement with, Mitel's other put right holders. If the put rights were to be exercised, we would not have first payment priority as other secured liability holders and another put right holder has priority in payment over us. We also understand that, as of June 29, 2007, Mitel had insufficient funds to satisfy both its secured liabilities and obligations to all put holders. We therefore estimate the current fair value of our put right to be nil. However, if Mitel is able to close the proposed merger transaction and related refinancing within the specified time period, we may be able to realize a fair value of $12.9 for our shares in Mitel. We continue to carry the Mitel shares on our books at no value, therefore any proceeds received on the sale of this investment would result in both a gain on sale of investments, and a cash inflow in the period of the sale.

Financing Activities

Cash used in financing activities during the three months ended June 29, 2007, was $1.1. The decrease in cash resulted from the following:

      o     payment of dividends on preferred shares of $0.6; and

      o     repurchases of preferred shares of $0.5.

Cash provided from financing activities during the first three months of Fiscal 2007 was $0.2, resulting from the following:

      o     a decrease in restricted cash and cash equivalents of $1.0;

partially offset by

      o     payment of dividends on preferred shares of $0.6;

      o     repurchases of preferred shares of $0.1; and

      o     repayment of long-term debt of $0.1.

We are required to pay quarterly dividends on our preferred shares of $0.47 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $1.7 in dividends in the remainder of Fiscal 2008. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $23.51 (Cdn$25.00) per share plus costs of purchase. During the first quarter of Fiscal 2008, we repurchased $0.6 of preferred shares which were paid for in the second quarter of Fiscal 2008. In addition, if the market price of the shares remains below $23.51 (Cdn$25.00), we expect to make reasonable efforts to repurchase an additional $1.6 of preferred shares in the remainder of Fiscal 2008.

In addition to our cash, cash equivalents and short-term investment balances, we have credit facilities of $1.7 (U.S. $0.3 and Cdn $1.5) available for letters of credit. As at June 29, 2007, we had used $1.4 of our credit facilities, and accordingly we had unused facilities of $0.3 available for letters of credit. The outstanding letters of credit included the following:

      o $1.2 related to our Supplementary Executive Retirement Plan (SERP) plan; and

      o $0.2 to secure certain obligations for office lease arrangements and custom bonds.

As at June 29, 2007, cash and cash equivalents totaling $0.2 were pledged under the credit facilities to cover outstanding letters of credit related to the office lease arrangement and custom bonds, and were presented as restricted cash and cash equivalents. We have also pledged $14.6 (99.8 million Swedish Krona) in restricted cash and cash equivalents to secure our pension liability of $15.5 in Sweden. The Swedish pension liability is comprised of $14.3 (98.4 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $1.2 as determined under the U.S. GAAP provisions of SFAS 87, Employers' Accounting for Pensions.

While we have already pledged $14.6 of cash to secure the current Swedish pension liability, we also have the option to purchase insurance to fully fund this pension liability in the future. If we were to fully fund this pension plan, we would have no further obligations under the plan. In order to fully fund this pension plan, we would be required to pay a premium equivalent to the net present value of the interest costs that would otherwise accrue in the future. The decision to fully fund the pension plan would result in an expense, and cash outflow, equivalent to this premium, which could materially affect our results of operations in that period.

We are required to meet certain covenants, including financial covenants, under the provisions of our credit facility agreements. We are currently in compliance with these covenants, although we cannot be certain that we will be able to either meet these covenants in the future or obtain a waiver from the bank if we do not meet these covenants. This may result in the availability of the credit facility being reduced or restricted. As we have substantially secured our credit facility by pledging cash and cash equivalents, we do not anticipate that a reduction or restriction of this facility would negatively impact our financial position in a material way.

We believe that our existing cash, cash equivalents, and short-term investment balances, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, preferred share payments, and other cash outflows for the foreseeable future.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations.

CRITICAL ACCOUNTING ESTIMATES

Income Taxes

On March 31, 2007, we adopted FIN 48, Accounting for Uncertainty in Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. We recognize potential accrued interest and penalties related to unrecognized tax benefits within operations as income tax expense. Prior to the adoption of FIN 48, uncertain tax positions were accounted for under SFAS 5, Accounting for Contingencies, or SFAS 109, Accounting for Income Taxes. We believe that our income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income, and cash flows. We are subject to income taxes in Canada, Sweden, the United Kingdom, the United States and numerous other foreign jurisdictions. We review our income tax liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices, the resolution of entire audits, or the expiration of statutes of limitations. When we perform our quarterly assessments of our income tax liabilities, we may record adjustments, which may increase or decrease income tax expense in the period of the adjustment. Material adjustments are most likely to occur in the years during which major audits are closed.

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. With the exception of the change in our policy for income taxes upon the adoption of FIN 48, as discussed above, there are no other changes in our critical accounting estimates included in

Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the year ended March 30, 2007.

CONTRACTUAL OBLIGATIONS

During the first quarter of Fiscal 2008, we adopted FIN 48, Accounting for Uncertainty in Income Taxes. The adoption of FIN 48 resulted in the following change on our contractual obligations as of March 31, 2007:

                                                          Payments Due by Period
                                -------------------------------------------------------------------------------------------------
Contractual Obligations               Total         Less than 1 year        1 - 3 years        4 - 5 years      More than 5 years
                                -----------------   -----------------   -----------------   -----------------   -----------------
Income tax contingency          $              --   $              --   $              --   $              --   $             4.4
  payments (1)

(1) Future cash flows for tax contingencies reflect the recorded liability in accordance with FIN 48 as of March 31, 2007, which is reflected as owing in more than five years in the table above, as we cannot reasonably estimate the years in which these liabilities may be settled.

There have been no other significant changes to our contractual obligations included in Item 5F - Operating and Financial Review and Prospects - Tabular disclosure of contractual obligations of our Annual Report on Form 20-F for the year ended March 30, 2007.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2007,  the FASB  ratified the consensus  reached by the Emerging  Issues
Task Force on Issue No. 07-3, Accounting for Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (EITF 07-3). EITF 07-3 indicates that non-refundable advance payments for future research and development (R&D) activities should be deferred and capitalized until the goods have been delivered (assuming the goods have no alternative future use) or the related services have been performed. EITF 07-3 also indicates that companies should assess deferred R&D costs for recoverability. Companies are required to adopt EITF 07-3 for new contracts entered into in fiscal years beginning after December 15, 2007. Earlier application is not permitted. We are required to adopt EITF 07-3 in the first quarter of Fiscal 2009. We are currently assessing the impact of EITF 07-3 on our financial position and results of operations.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No.
115. This statement allows companies to elect to measure certain eligible financial instruments and other items at fair value. Companies may choose to measure items at fair value at a specified election date, and subsequent unrealized gains and losses are recorded in income at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted under certain circumstances. We are required to adopt SFAS 159 no later than the first quarter of Fiscal 2009. We do not expect the adoption of SFAS 159 to have a material impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. The statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosure requirements regarding fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. We are required to adopt SFAS 157 no later than the first quarter of Fiscal 2009. We do not expect the adoption of SFAS 157 to have a material impact on our financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109 (FIN 48). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision on whether or not to file in a particular jurisdiction. Under FIN 48, a tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable based on its technical merits. We adopted FIN 48 beginning in the first quarter of Fiscal 2008 on March 31, 2007, and we will apply the provisions of FIN 48 to all income tax positions commencing from that date. The cumulative effect of applying the provisions of FIN 48 was not significant thus did not result in an adjustment to the beginning balance of retained earnings for the first quarter of Fiscal 2008.

SUBSEQUENT EVENTS

Legerity Acquisition

On June 25, 2007, we entered into an agreement to acquire 100% of Legerity Holdings Inc. (Legerity). The purchase price consists of $134.5, subject to certain adjustments for working capital, plus our transaction costs. The acquisition will be accounted for using purchase accounting. The transaction is expected to close during the second quarter of Fiscal 2008. The acquisition is expected to increase our presence in the voice-over-packet market. Both companies design complementary technologies that enable high-quality voice services, and the acquisition is expected to result in increased economies of scale, and enable us to have a broader offering of products and services with which to engage customers.

The purchase price allocation has not yet been finalized. Based on a preliminary valuation, the acquisition is expected to result in acquired intangible assets of approximately $61.0, which are expected to be comprised of approximately $24.0 of customer relationship assets and approximately $37.0 of developed technology assets. We expect that these intangible assets will be expensed over their useful lives of a period not exceeding ten years. In addition, the purchase price allocation is expected to result in approximately $20.0 of in-process research and development, which will be expensed on the acquisition date. We also expect to record goodwill related to this acquisition. The value of the goodwill will be based on the closing balance sheet values of Legerity at the acquisition date. Based on the preliminary valuation using the balance sheet values as at December 31, 2006, the goodwill value was estimated to be approximately $53.0.

We intend to fund the acquisition through a combination of our existing cash resources and convertible debentures of $71.6 ($75.0 million Cdn). On July 24, 2007, we filed a final short form prospectus in Canada and in the United States, offering subscription rights which will be automatically exchanged into convertible unsecured subordinated debentures (convertible debentures). This offering was completed on July 30, 2007. We have also granted the underwriters an option, exercisable at any time until 30 days following the closing of the offering, to purchase additional subscription rights which are automatically exchangeable into convertible debentures of up to $10.7 ($11.3 million Cdn). The convertible debentures bear interest of 6% per annum, and are repayable on September 30, 2012. The convertible debentures are convertible under certain conditions at the option of the holder into common shares at a conversion price of $2.34 ($2.45 Cdn) representing a 35% premium over the current market price of our common shares at the time of the offering.

We have also secured a commitment letter from a syndicate of financial institutional lenders providing us with up to $50.0 in credit facilities (the bridge facility). The bridge facility will mature on the first anniversary of the acquisition closing date. The bridge facility will be secured by a first ranking security interest on our assets. Any amount not drawn down under the bridge facility on the acquisition closing date will be cancelled. Flood affecting Analog Foundry

On July 20, 2007, our Analog Foundry in Swindon, UK, was affected by a flood as a result of record rainfall and the breach of a nearby river. A complete services shutdown was required as a result of this flood. Based on preliminary investigations of the facility, no spills, leakages or discharges were detected. We carry insurance for the loss of physical plant and business interruption. We are unable to determine the extent of the damage to its facility at this time, and accordingly are currently evaluating the impact of this event on our financial condition and results of operations.

COMMON SHARES OUTSTANDING

As  at  July  23,  2007,  there  were  127,345,682   Common  Shares  of  Zarlink
Semiconductor Inc., no par value, issued and outstanding.